June 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Benjamin Holt

Re:  Murano Global Investments PLC
Registration Statement on Form F-1, as amended (File No. 333-288232)
Request for Acceleration Effective Date

Ladies and Gentlemen:

On behalf of Murano Global Investments PLC (the “Company”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 (File No. 333-288232) (the “Registration Statement”) be accelerated to become effective as of 4:30 p.m. Eastern time on June 25, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Clifford Chance US LLP, by calling Hugo Triaca at +1 212 878 3222.

Thank you for your assistance in this matter.

Very truly yours,

MURANO GLOBAL INVESTMENTS PLC

By:	/s/ David Galan
Name: David Galan
Title: Chief Financial Officer

cc:	Elias Sacal Cababie, Chairman and Chief Executive Officer of Murano Global Investments PLC David Galan, Chief Financial Officer of Murano Global Investments PLC Hugo Triaca, Clifford Chance US LLP